Kristin Schantz	100 Summer St.
Assistant Vice President	Suite 1500
Boston, MA 02110
Via Edgar
May 25, 2011
Ms. Barbara Heussler
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	HC Capital Trust (the “Trust”) Trust File No. 812-13899
Ladies and Gentlemen:
On behalf of the Trust, I request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of Form 40-APP filed via EDGAR on May 4, 2011 (Accession Number: 0000950123-11-044507) (“Form 40-APP”), because Form 40-APP was filed in error.
Should you have any questions regarding this filing, please contact the undersigned at (617) 824-1514.
Very truly yours,
/s/ Kristin Schantz
Kristin Schantz
Assistant Vice President
cc:	Laura Corsell, Esq — Montgomery, McCracken, Walker & Rhoads LLP